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Exhibit 10.1

                      March 14, 2002

Mr. Douglas Crocker II
Chief Executive Officer
Equity Residential Properties Trust
Two North Riverside Plaza
Chicago, IL 60606

Dear Doug,

This letter will outline the terms and conditions upon which I am enthusiastically prepared to join Equity Residential Properties Trust as President and a member of the Board of Trustees. My first day of employment will be April 8, 2002.

As I mentioned to you, it is important to me that I fit into the Company's compensation system and that my salary, bonus and long-term incentive package be no less than Gerry Spector's for the year 2002. Specifically, my compensation for 2002 will be as follows:

  A.
  My annual salary shall be $550,000, and my cash bonus, payable in January 2003, shall be $750,000, or such other higher amount approved by the Compensation Committee. Effective as of the date of this letter, I will also receive the following long-term compensation awards as a signing bonus: 41,361 options award, 8,272 restricted shares award and 4,595 performance share units award. I will also receive in January of 2003, if I am employed by the Company as of that time, at the same time as the other senior executives receive their 2002 long term incentive grants, the following long-term compensation awards, or such other higher amounts approved by the Compensation Committee, for services rendered in 2002: 124,083 options award, 24,816 restricted shares award and 13,787 performance share units award (collectively the "January 2003 Grants"). These awards are issued subject to the terms of the Company's Share Option and Share Award Plan.

  B.
  The options are granted at the fair market value of the Company's common shares at the date of grant, are granted for a period of ten years and vest over a period of three years, subject to continuous employment, at a rate of one third of such grant each year.

  C.
  I have the option to convert any portion of my restricted share award (thereby reducing that award) into an additional option award (at a 5-1 ratio) within fifteen days of the grant date. The restricted shares vest in full on the third anniversary of the grant date, subject to continuous employment. Distributions are paid on these restricted shares at the same rate as on unrestricted common shares.

I understand that my employment is subject to my signing the Company's arbitration agreement and the Company's approval of my criminal background investigation and drug test prior to my first day of employment. My benefits package (including Change of Control Agreement, medical, vacation etc.) will be the same as yours, but excluding your Deferred Compensation Agreement and Share Distributions Agreement. While I cannot immediately obtain the benefits of the Company's 401(k) plan matching and profit sharing contributions, I understand that I will immediately be eligible to join the Company's deferred compensation plan known as the SERP.

I will assume the additional responsibility of Chief Executive Officer on or before December 31, 2002, with you becoming Vice Chairman. If I do not become CEO by that date, for any reason other than I have left the company voluntarily, or the reasons hereafter delineated, all my stock options, restricted stock and performance units granted in 2002, as well as the January 2003 grants, (which shall be deemed granted as of the termination of my employment) would vest, with the performance units vesting at the 100% target level. I would also receive severance pay equal to three times my 2002 annual salary and target bonus, (prorated at 9/12) unless my employment is terminated because of my death or disability, in which case I would receive only a prorated bonus for the year as well as any proceeds payable under the Company's standard employee life insurance and disability programs. I also acknowledge that any benefits due me are subject to my execution of an appropriate severance release, and upon the unlikely event of my termination of employment for Cause, as defined in the Company's standard Change in Control Agreement, I would not be entitled to any accelerated vesting of awards or other severance payments.

At the time I become the CEO, the Compensation Committee will review my compensation program. As part of that review, my compensation program (salary, bonus potential and long term incentives) will be increased to a dollar level approaching your 2002 program (excluding your extraordinary grant of 450,000 options in January 2002). The percentage of each long term incentive will be allocated in accordance with the Company's allocation for its senior executives. In addition, a 10 year deferred compensation agreement (based on my base salary and similar in concept to your deferred compensation agreement), will be put in place which will give credit to my start date. My new compensation program will be documented in a new employment agreement which will also contain appropriate severance language. I will also move into your office and we will find you suitable space in the building.

I will become a member of the Board of Trustees as of the date the Compensation Committee signs this letter. In accordance with the Company's policy, I hereby agree to submit my resignation as Trustee upon the termination of my employment with the Company for any reason.

I am currently on three for-profit boards. I will reduce this number to two by August, 2002, but will be able to maintain two directorships.

Once the Board has approved the terms of this letter, would you please sign in the space below. I look forward to joining the Equity Residential team and contributing to the future growth and profitability of the Company.

Sincerely,

BY:	/s/ BRUCE W. DUNCAN Bruce W. Duncan

        [Signatures follow on Next Page]

Agreed and Accepted this 14th day of March, 2002

Equity Residential Properties Trust

By:	/s/ DOUGLAS CROCKER II Douglas Crocker II Chief Executive Officer

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  Exhibit 10.1